Exhibit 99.1

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2009

UNAUDITED

IN U. S. DOLLARS

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2009	December 31, 2008
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$75,525	$26,979
Short term deposits	-	49,000
Other accounts receivable and prepaid expenses	1,631	2,151

Total current assets	77,156	78,130

LONG-TERM ASSETS:
Severance pay fund	79	54
Other assets	97	94

Total long-term assets	176	148

PROPERTY AND EQUIPMENT, NET	105	-

Total assets	$77,437	$78,278

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$185	$37
Accrued expenses and other liabilities	1,301	1,974

Total current liabilities	1,486	2,011

LONG-TERM LIABILITIES:
Other long-term liabilities	5,617	59
Accrued severance pay	83	5,279

Total long-term liabilities	5,700	5,338

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value:
Authorized: 170,000,000 at June 30, 2009 and December 31, 2008; Issued and
outstanding: 73,786,428 shares at June 30, 2009 and December 31, 2008.	16,820	16,820
Additional paid-in capital	72,289	72,289
Accumulated deficit	(18,858)	(18,180)

Total shareholders' equity	70,251	70,929

Total liabilities and shareholders' equity	$77,437	$78,278

The accompanying notes are an integral part of the interim consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2009	2008
	Unaudited

Revenues:
Products	$-	$10,568
Services	-	842

Total revenues	-	11,410

Cost of revenues:
Products (a)	-	7,632
Inventory write-off	-	494

	-	8,126

Services	-	2,872

Total cost of revenues	-	10,998

Gross profit	-	412

Operating expenses:
Research and development	-	1,942
Selling and marketing	-	3,080
General and administrative	1,122	8,091

Total operating expenses	1,122	13,113

Operating loss	(1,122)	(12,701)
Gain on sale of Company's business	-	93,785
Financial income, net	835	6,347

Income (loss) before taxes on income	(287)	87,431
Taxes on income	391	1,295

Net income (loss)	$(678)	$86,136

Net income (loss) per share:

Basic:	$(0.01)	$1.18

Diluted:	$(0.01)	$0.98

(a)	Includes rent expenses charged by a related party totaling $ 62 for the 6 month period ended June 30, 2008.

The accompanying notes are an integral part of the interim consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary Shares outstanding	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive Income (loss)	Total shareholders' equity

Balance as of January 1, 2008	72,710,505	$16,522	$66,328	$127	$(105,156)		$(22,179)

Stock - based compensation	-	-	2,196	-	-	-	2,196
Exercise of warrants	1,065,923	295	215	-	-	-	510
Exercise of employee stock options	10,000	3	1	-	-	-	4
Repurchase of employee stock options	-	-	(1,451)	-	-	-	(1,451)
Cancellation of a subordinated note to related parties	-	-	5,000	-	-	-	5,000
Comprehensive income:
Net income	-	-	-	-	86,976	$86,976	86,976
Realization of foreign currency translation, net				(127)		(127)	(127)

Total comprehensive income						$86,849

Balance as of December 31, 2008	73,786,428	16,820	72,289	-	(18,180)		70,929

Net loss	-	-	-	-	(678)	(678)	(678)

Balance as of June 30, 2009	73,786,428	$16,820	$72,289	$-	$(18,858)		$70,251

The accompanying notes are an integral part of the interim consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2009	2008
	Unaudited

Cash flows from operating activities:

Net income (loss)	$(678)	$86,136
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Gain from sale of Company's business	-	(93,785)
Depreciation and amortization	1	256
Currency fluctuation of long-term debt	-	133
Increase (decrease) in accrued severance pay, net	(1)	98
Stock-based compensation	-	3,797
Foreign currency translation loss on inter-company balances with foreign
subsidiaries	-	109
Amortization of deferred interest	-	(7,335)
Decrease in trade receivables, net	-	4,812
Increase in other accounts receivable and prepaid expenses	(174)	(1,338)
Increase in inventories	-	(2,571)
Increase in other long-term liabilities	338	1,295
Decrease (increase) in other assets	(3)	27
Increase in trade payables	148	2,267
Increase (decrease) in accrued expenses and other liabilities	(673)	661
Increase in deferred revenues	-	718

Net cash used in operating activities	(1,042)	(4,720)

Cash flows used in investing activities:

Purchase of property and equipment	(106)	(148)
Proceeds from short term bank deposits	49,000
Proceeds from restricted cash	-	146
Proceeds from sale of the Company's business, net	694	100,732

Net cash provided by investing activities	49,588	100,730

Cash flows from financing activities:

Proceeds from exercise of options, net	-	4
Short-term bank credit and short-term loans, net	-	(8,959)
Payment of long-term loans, including interest on restructured debt	-	(12,344)

Net cash used in financing activities	-	(21,299)

Effect of exchange rate changes on cash	-	(643)

Increase in cash and cash equivalents	48,546	74,068
Cash and cash equivalents at the beginning of the period	26,979	4,302

Cash and cash equivalents at the end of the period	$75,525	$78,370

The accompanying notes are an integral part of the interim consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2009	2008
	Unaudited

(1) Supplemental disclosure of cash flows activities:
Cash paid during the year for:

Interest	$-	$527

(2) Supplemental disclosure of non-cash activities:

Transfer of equipment to property, plant and equipment from inventory	$-	$443

The accompanying notes are an integral part of the interim consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL

a.	Ellomay Capital Ltd. (the “Company”) (formerly: NUR Macroprinters Ltd.), an Israeli Company, is a shell company whose current plan of operations is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Until February 29, 2008, the Company and its subsidiaries developed, manufactured, sold and provided support services for digital wide format and super-wide format printing systems for on-demand, short-run printing as well as related consumable products.

Until February 29, 2008, the Company operated through wholly-owned subsidiaries for sales, support services and marketing of the Company’s products in their country or region of domicile, some of which were sold to Hewlett-Packard Company (“HP”) and some of which have been dissolved during 2008. Such entities include NUR Europe S.A. (“NUR Europe”) in Belgium (sold to HP), NUR America, Inc. (“NUR America”) in the U.S. (dissolved in 2008), NUR Asia Pacific Limited (“NUR Asia Pacific”) in Hong Kong, NUR Do Brazil Ltda. (“NUR Brazil”) in Brazil (sold to HP) and NUR Japan Ltd. (“NUR Japan”) in Japan (sold to HP).

b.	On February 29, 2008 (the “Closing Date”), the sale of the Company’s business to HP (the “HP Transaction”) was finalized. The aggregate consideration in connection with the HP Transaction amounted to $ 122,600. Of the total consideration, an amount of $ 500 was withheld in connection with NUR Europe’s obligations with respect to government grants, and $ 14,500 was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The escrow funds, net of amounts distributed to HP in satisfaction of indemnity obligations, are to be distributed to the Company in two installments: $ 9,500 were to be distributed eighteen months following the Closing Date and $ 5,000 are to be distributed twenty-four months following the Closing Date.

In August 2009 the Company received two officer’s certificates from HP requesting the release of funds in the aggregate amounts of $ 8,094 and Euro 2,415 thousand from the escrow funds. The claims included in the officer’s certificates mainly refer to payments HP made to the Israeli Office of the Chief Scientist (“OCS”) in connection with the transfer of technology claimed to have been developed with OCS funding, claims made by suppliers and alleged non-compliance with different environmental and safety regulations.

The Company is currently reviewing the claims and preparing its response. At this stage it is premature to estimate the outcome and scope of indemnification to be paid to HP, if any, and therefore the escrow funds were not recorded as a receivable and were excluded from the calculation of the capital gain.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to United States generally accepted accounting principles, as follows:

a.	Unaudited Interim Financial Information

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of our consolidated financial position as of June 30, 2009, our consolidated results of operations for the six months ended June 30, 2008 and 2009 and our consolidated cash flows for the six months ended June 30, 2008 and 2009.

The balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2008 included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2009. Results for the six months ended June 30, 2009 are not necessarily indicative of results that may be expected for the year ending December 31, 2009.

Unless otherwise noted, all references to “dollars” or “$” are to United States dollars.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Recently issued accounting pronouncements:

In April 2009, the FASB issued related staff positions: FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”), and FSP No. 107-1 and APB No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107” and “APB 28-1”), which are effective for interim and annual periods ending after June 15, 2009.

FSP 157-4 provides guidance on how to determine the fair value of assets and liabilities under SFAS 157 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If a company concludes that there has been a significant decrease in the volume and level of activity of an asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and the company may conclude that a change in valuation technique or the use of multiple valuation techniques is appropriate. FSP 107 and APB 28-1 enhance the disclosure of instruments under the scope of SFAS 157 for both interim and annual periods. The adoption of these FSPs did not have an impact on the Company’s financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 is intended to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009.

e.	Subsequent events:

The Company has evaluated all subsequent events after the balance sheet date of June 30, 2009 through September 30, 2009, the date of these financial statements issuance.

NOTE 3:	–	CONTINGENT LIABILITIES

a.	Legal proceedings:

1.	During 2008, a former employee of a subsidiary filed a lawsuit against the Company in the amount of $ 322.5 alleging the Company did not provide him with the appropriate amount of time to exercise his stock options following the termination of the applicable blackout period. The Company and the former employee are negotiating a settlement proposal by which the Company undertakes to pay an amount of $ 33 and this amount shall be considered as the gross, exhaustive and final consideration paid to the former employee. A provision was recorded in the amount offered. Although the parties did not arrive to a settlement, the former employee chose on the hearing held on April 3, 2009 to withdraw his claim. The former employee is within his rights to re-launch his claim in this matter.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	CONTINGENT LIABILITIES (Cont.)

2.	During 2002, an end-user filed a lawsuit in China against a subsidiary alleging bad quality of products. The court ruled that the subsidiary should reimburse the client with the amount of $ 186. Following an appeal filed by the subsidiary, the court ruled in September 2003 in favor of the end-user. The subsidiary is in the process of liquidation and has no assets; therefore the plaintiff has no remedy against the subsidiary.

The customer may elect to start new proceedings against another subsidiary operating in Hong Kong. However, to date, the customer has not filed any claim in Hong Kong. Based on management’s estimation and the opinion of its legal counsel, it is less than likely that the second subsidiary will be required to pay the amount ruled against the subsidiary in China. Therefore, no provision was recorded with respect to this claim.

3.	During 2002, a client filed a lawsuit in China against a subsidiary seeking reimbursement in the amount of $ 400 alleging bad quality of products. In July 2005, the court ruled that the subsidiary is to reimburse the client an amount of $ 286. The subsidiary no longer operates in China and under current law the ruling in China is not enforceable in Hong Kong. The subsidiary notified the customer in March 2006 that it intends to vigorously defend its claims if submitted to court in Hong Kong. To date, the customer has not filed any claim in Hong Kong. Based on management’s estimation and the opinion of its legal counsel, it is less than likely that the subsidiary will be required to pay the amount ruled against it in China. Therefore, no provision was recorded with respect to this claim.

4.	In September 2003, the Company filed a lawsuit against a former distributor of the Company, for the collection of unpaid invoices in the amount of $ 420. In February 2004, the former distributor filed a statement of defense denying the Company’s claims and it also filed a counter-claim for alleged damages caused to it by the Company in the amount of $ 210. Based on the opinion of its legal counsel, management believes that the counter-claim that was filed by the former distributor is without merit and that a loss is not probable. Therefore, a provision was not recorded with respect to this claim.

5.	In December 2003, a client of a subsidiary filed a lawsuit alleging that a machine purchased by it failed to perform. The customer is seeking reimbursement of the purchase price paid by it in the amount of $ 290. Based on management’s estimation and the opinion of its legal counsel, a provision of $ 145 was recorded with respect to this claim.

6.	In May 2007, a former managing director of a subsidiary filed a lawsuit against the Company and two of its subsidiaries claiming his resignation was for just cause due to demotion and therefore should be deemed as a termination of his employment by the subsidiary. The Company denied all the claims made by the former employee. The ruling in favor of the Company was deemed final in March 2009 when the official time for appeal passed.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	CONTINGENT LIABILITIES (Cont.)

7.	In February 2007, a claim was filed against the Company and one of its former officers by a person claiming to have been an agent of the Company in West Africa for commissions on sales of printers. The claim is for NIS 3,000 thousand ($ 789). The Company filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. Based on management’s estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

8.	From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

9.	The Company has an outstanding indemnification obligation pursuant to the terms of the Asset Purchase Agreement with HP (see note 1b).

NOTE 4:	–	INCOME TAXES

As of June 30, 2009, the total amount of unrecognized tax benefits was $ 4,930, which, if recognized, would affect the effective tax rates in future periods. Included in that amount are accrued interest and penalties in respect to uncertain tax positions of $ 1,110 at June 30, 2009, of which $ 144 for interest and penalties expenses were recorded during 2009. A reconciliation of the beginning and ending amounts of unrecognized tax benefits as of June 30, 2009 was as follows:

Balance as of January 1, 2009	$4,584
Additions for prior year tax positions	144
Additions for current year tax position	202

Balance as of June 30, 2009	$4,930

NOTE 5:	–	BASIC AND DILUTED NET EARNING (LOSS) PER SHARE

Basic net earning (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earning (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with SFAS No. 128, “Earnings Per Share”.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	–	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE (Cont.)

The following table sets forth the computation of basic and diluted net earnings per ordinary share (in thousands):

	Six months ended June 30,
	2009	2008
	Unaudited

Numerator
Net income (loss), numerator for basic and diluted per share	(678)	84,950

Denominator:
Weighted average ordinary shares outstanding	73,786,428	72,720,000
Dilutive effect:
Employee stock options and warrants	-	87,000

Denominator for diluted net earnings per share – weighted average assuming
exercise of options	73,786,428	72,807,000

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings per share, as they would have been anti-dilutive was 3,908,119 for the six months ended June 30, 2008. For the six months ended June 30, 2009 the Company had a net loss therefore there was no effect of dilutive securities, all of the shares related to the outstanding options and warrants were excluded.

NOTE 6:	–	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company managed its business on the basis of one reportable segment. Refer to Note 1a for a description of the Company’s business. The following data is presented in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Total revenues are attributed to geographical areas based on location of end customers.

The following table presents total revenues for the six months period ended June 30, 2008:

June 30, 2008
Total revenues
Unaudited

Asia	$664
Europe and Middle East	7,589
America	3,157

$11,410

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	–	GEOGRAPHIC INFORMATION (Cont.)

b.	Product lines:

Total revenues from external customers distributed on the basis of the Company’s product lines are as follows:

Six months ended June 30, 2008
Unaudited

Printers and spare parts	$6,607
Ink	3,961
Services	842

$11,410